July 22, 2011

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Sonia Bednarowski, Staff Attorney

Chanda DeLong, Attorney-Advisor

Re:

Amendment No. 1 to Registration Statement on Form S-1

Filed July 7, 2011

File No. 333-174557

Dear Ms. Bednarowski and Ms. DeLong:

Below please find our responses to the Staff’s comment letter dated July 18, 2011 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 2 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 2, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

General

1.

We note that pursuant to the Service Agreement between you and Taurus Financial Partners, LLC, Taurus is entitled to 100% of the gross proceeds if you decide to sell yourself as a “Public Shell Company” within 12 months of the termination of the agreement.  Please revise to disclose the details of this provision in one of the opening paragraphs of the “Summary” sections and include a risk factor to discuss the risks to shareholders if such a sale were to occur.  In addition, we note that this provision appears to contemplate a sale of the company, which conflicts with your disclosure on page nine that you have no plans or intentions to engage in a merger or acquisition.  In light of this provision, please also provide us with a legal analysis as to why you are not a blank check company.

Ms. Bednarowski and Ms. DeLong

July 22, 2011

The provision being referred to in Section 5(B) of the Service Agreement with Taurus Financial Partners, LLC (“Taurus”) is a standard provision in all of Taurus’s agreements of similar nature.  Neither Taurus nor its sole officer, J. Scott Sitra, have ever enacted this provision in any deal; it is essentially an insurance policy benefiting Taurus and allowing it to recoup some of its investment in us in the event of a worst-case scenario.  If nothing else, we view it as a deterrent to consider such a transaction considering all of the proceeds will go to Taurus; none of our current management would benefit from such a transaction.  Further, Taurus stands to profit handsomely from us merely following our business plan and building our underlying business.

We have added a disclosure relating to our relationship with Taurus and brought attention to this particular provision.  See page 6.

We have also added a new risk factor relating to this provision, including within it are the details surrounding a “what if” scenario.  See “In the event we are sold as a “public shell company”, Taurus Financial Partners, LLC, an affiliate shareholder currently owning 21.7% of our issued and outstanding common stock, would receive 100% of the gross proceeds.” on page 14.

Lastly, we hereby affirm that Blue Water Restaurant Group, Inc. (“Blue Water”) is not a “blank check company”, is not subject to Rule 419 of the Securities Act of 1933, and is not in conflict with the disclosure on page 9.

Rule 419(a)(2)(i) clearly defines a “blank check company” as a business that “is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person”.  Although Blue Water is a developmental stage company with minimal assets and nominal operations, it does not fit this definition of a “blank check company” because of the following:

A.

Blue Water has a bona fide business plan which we believe is viable with an above average chance of success.  This business plan was developed by Michael Hume over the past year prior to incorporation of Blue Water and has been thoroughly disclosed in the Registration Statement on Form S-1 (Amendment No. 2);

B.

Blue Water’s management team has the experience and skills required to execute upon the business plan.  Not only does the management team possess substantial general business skills, but they also possess significant expertise and have extensive personal contacts within the industry and region of intended operation;

C.

Blue Water has no plans or intentions to engage in a merger or acquisition with an unidentified company or companies or other entity or person, a fact that has been disclosed on pages 6, 9 and 14; and

D.

None of Blue Water’s management team has ever been involved in the management or ownership of a developmental stage company that has failed to successfully implement its business plan.

Ms. Bednarowski and Ms. DeLong

July 22, 2011

2.

Please also provide in the prospectus details regarding the potential structure of a transaction in which you would sell yourself as a “Public Shell Company.”  Specifically, address the conditions under which you would undertake such a sale, why a shareholder holding only 21.7% of your shares would be entitled to all the gross proceeds of such a sale, and the implications of such a sale to the other holders of your common stock.

We have also added a new risk factor relating to this provision, including within it are the details surrounding a “what if” scenario.  See “In the event we are sold as a “public shell company”, Taurus Financial Partners, LLC, an affiliate shareholder currently owning 21.7% of our issued and outstanding common stock, would receive 100% of the gross proceeds.” on page 14.

3.

Please identify each of your promoters and state the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company, and the nature and amount of any assets, services or other consideration received or to be received by the company.  In this regard, it appears that Taurus Financial Partners, LLC, Arctic Eyes, LLC and each of your officers and directors may be promoters.  See Item 404(c) of Regulation S-K and Rule 405 of Regulation C.  Alternatively, advise.

We have added a table and additional disclosure identifying our promoters as defined by Rule 405 of Regulation C.  See “Certain Relationships and Related Transactions and Corporate Governance” on page 37.

4.

We also note that Taurus Financial Partners, LLC and Arctic Eyes, LLC each received a substantial percentage of your common stock in exchange for providing services related to your formation and initial development.  Please revise to disclose the relationship between these two entities.

We added a comprehensive disclosure of our relationships with Taurus and Arctic Eyes in “Certain Relationship and Related Transactions and Corporate Governance.”  See page 37.

We also added additional disclosures in the Prospectus Summary, including a reference to the more comprehensive disclosure in “Certain Relationships and Related Transactions and Corporate Governance”.  See page 6.

Additionally, we added additional references in the footnotes to the more comprehensive disclosure in “Certain Relationships and Related Transactions and Corporate Governance”.  See page 20.

Prospectus Summary, page 5

Our Company, page 5

5.

We note your response to our prior comment four and reissue in part.  Please revise to quantify your assets as of the most recent practicable date.  In this regard, we note your disclosure that, as of the date of the prospectus, you had “nominal” assets.

We have expanded the disclosure to quantify our only asset.  See page 5.

Ms. Bednarowski and Ms. DeLong

July 22, 2011

Risk Factors, page 9

Our industry is highly competitive, page 9

6.

Please revise here to define “mom and pop restaurants.”

We have revised the risk factor to include a standard definition of “mom and pop restaurants.”  See page 9.

Focusing all of our business interest on the Caribbean region, page 11

7.

Please revise to disclose the restrictions on the transfer of funds in the Caribbean and whether these restrictions could materially affect the ability of the corporate entity to access funds earned by operations in the Caribbean.

We have expanded the disclosure to discuss our particular risks at moving money from the Caribbean back into the United States.  See page 11.

Use of proceeds, page 17

8.

We note your response to our prior comment 17 and reissue in part.  Please revise to clarify that the “Initial Hiring and Training of Restaurant Managers” row of your Use of Proceeds table on page 17 includes the hiring and training of all your employees, including wait staff, or advise.  In this regard, we note your disclosure on page 28 that you intent to hire two managers, six wait staff, four bartenders, four kitchen employees, and one dish washer.

We have revised the table and included a footnote detailing the initial personnel we intend to hire.  See Use of Proceeds table on page 19.

Selling Stockholders, page 19

9.

We note your response to our prior comment 18.  According to Island Radio’s most recent 10-Q, as of March 31, 2011 Taurus Financial Partners, LLC owns 21.3% of Island Radio’s stock.  Please either revise to disclose this relationship or advise.

We have revised to disclose this ownership, which has not changed.  See page 20.

Description of Our Business and Properties, page 23

Industry Background, page 24

10.

Please substantiate your statement that the restaurant industry is an expanding industry which significantly influences the overall economy.  Alternatively, please revise to state as a belief and provide us with support for that belief or delete.

Ms. Bednarowski and Ms. DeLong

July 22, 2011

We have deleted this phrase.  All of our industry statistics and publications focus on the market within the United States.  While we sincerely believe that the two markets mirror each other in direction and scope (relative to the size of the underlying economy) there are no official publications that can substantiate our beliefs and observations regarding the Caribbean region.  See page 25.

11.

Please revise to substantiate your statement that “there are no chain or corporate controlled casual dining restaurants on the island.”  Alternatively, delete.

We have removed that phrase and included a description of what a “mom and pop” restaurant is within the scope of this paragraph.  See page 25.

Competition, page 24

12.

We note your response to our prior comment 25.  Please revise your prospectus to disclose that you intend to open your restaurant on “restaurant row” in the Simpson Bay area and briefly describe this location.

We have added a paragraph describing the Simpson Bay area.  See page 26.

13.

Please revise to describe the nature and extent of management’s “personal experience” in the Caribbean region.

We have revised to quantify the extent of management’s personal experience.  See page 25.

Plan of Operations, page 25

14.

We note your response to our prior comment 32 and reissue.  Please revise to disclose how you arrived at each cost estimate included in this section.  Alternatively, provide a risk factor to disclose that the cost set forth in this section are merely estimates and that your costs of opening a restaurant may differ significantly.

We have added a paragraph describing that the anticipated costs detailed within the prospectus are estimates made by management.  See page 26.

15.

We note your disclosure regarding the cost of building your souvenir hut.  Please advise as to whether this expense is included in the Leasehold Improvements row in your Use of Proceeds table on page 17.  To the extent that it is, please revise your Use of Proceeds table to clarify.

This estimated expense is part of the leasehold renovation plans.  We have added a separate footnote in the Use of Proceeds table to denote this fact.  See page 18.

Keys for Success, page 26

Pursue Disciplined Growth, page 26

Ms. Bednarowski and Ms. DeLong

July 22, 2011

16.

We note your response to our prior comment 29 and reissue in part.  Please revise to clarify what you mean by “disciplined growth.”  Alternatively, please delete.

We have removed the paragraph.  See page 27.

Provide Dining Value, page 26

17.

Please revise to clarify what you mean by your disclosure that you “will be able to achieve and maintain a 30% food cost and 18% liquor cost.”

We have revised the disclosure to clarify and give an example of what food and liquor costs are in the restaurant industry.  See page 27.

Proposed Milestones to Implement Business Operations, page 27

18.

We note your disclosure on page 27 that your initial baseline budget is based on receiving proceeds of at least $125,000.  Please revise to clarify how your plan of operations and associated costs would change in the event you sell all of the shares offered.  Please also revise to discuss, in detail, how your plan of operations would change if you received less than $125,000 in proceeds.

After further consideration we have increased the required amount of funding to pursue our business plan to $150,000 from $125,000.  We did this because we did not include the cost of this offering in our original internal calculations.  Increasing the limit provides for these expenses and allows us a little larger reserve for working capital.

We have also expanded the disclosure related to variations in our plan of operations should we sell all of the shares offered.  We have also added a paragraph detailing what we intend to do if we should fall short of the $150,000 target to commence full-scale operations.  See page 28.

19.

Please revise to reconcile your Use of Proceeds table on page 17 with the costs you list in your Proposed Milestones to Implement Business Operations on pages 27 to 29.  For example, your Use of Proceeds table does not appear to include the cost of the lease for your restaurant.  Your Use of Proceeds table discloses that the cost of obtaining the necessary permits and licensing will be $3,955, but, on page 28, you disclose that this cost will be $5,000.  Your Use of Proceeds Table, in the $125,000 row, discloses that you will use $40,000 for leasehold improvements, but, on page 28, you state that you will use $50,000 for leasehold improvements.  Finally, on page 28, you estimate that it will cost $10,000 to hire and train your employees, but, on page 17, you estimate that it will cost $7,500 to train your employees.  Please also reconcile your disclosure on page 28 that you intend to hire two managers with your disclosure on page 27 that you anticipate that your typical restaurant management staff will be comprised of a general manager, a kitchen manager and a bar manager.  Alternatively, advise.

We have revised the Use of Proceeds table on page 18 to reflect a breakdown of offering proceeds based on 30%, 60%, 80% and 100%.  We did this because we believe it offers a better look at the use of proceeds, especially after achieving the revised target of $150,000.  We have added further disclosure to some of the table’s footnotes.

Ms. Bednarowski and Ms. DeLong

July 22, 2011

Additionally, we have revised the disclosure on page 28 regarding our managers.  In many restaurants, including our future restaurants, head chefs serve as kitchen managers and head bartenders serve as bar managers.  They receive a little higher pay for their extra duties.  See page 28.

Further, other than the first two months lease, which are typically part of the security deposit and included in the “Proposed Milestones to Implement Business Operations; 0 – 2 Months”, lease payments will come out of operational cash flows.  See page 29.  Also, see Use of Proceeds table on page 18 where we added a footnote to denote the lease payments.

Patents and Trademarks, page 31

20.

We note your response to our prior comment 36 and reissue in part.  Please reconcile your disclosure on page 31 that you intend to register the trademark “Blue Water Bar & Restaurant” with your use throughout the document of the name “Blue Water Bar and Grill.”  For example, on page five, you state that your “initial restaurant is going to be called Blue Water Bar & Grill™ and will be located in St. Maarten, Dutch West Indies.”  In addition, please advise as to whether this cost is included in your Use of Proceeds table.  To the extent that it is not, please revise.

That appears to be a significant oversight/typo on our end.  We only intend to register and utilize the brand “Blue Water Bar & Grill™”.  We have corrected this oversight.  See page 32.

We added a line item in the Use of Proceeds table.  See page 18.

Security Ownership of Certain Beneficial Owner’s and Management, page 33

21.

Please revise to balance your disclosure regarding your “reciprocal investment” arrangement with Island Radio by disclosing that Island Radio is selling 1,300,000 shares, out of the 2,000,000 shares of your common stock that it owns, in this offering.

We have added a paragraph to balance the disclosure along with a reference to the Selling Stockholders section.  See page 36.

22.

We note your response to our prior comment 38 and reissue in part.  Please revise to include your share exchange with Island Radio, Inc. and the material terms of this transaction in your Certain Relationship and Related Transactions section.

We expanded the disclosure in Certain Relationships and Related Transactions to include the details of the share exchange.  See “Share Exchange Investment with Island Radio, Inc.” on page 38.

Certain Relationships and Related Transaction and Corporate Governance, page 36

23.

We note your response to our prior comment 41 and reissue in part.  Please revise to disclose your relationship with Taurus Financial Partners, LLC.  Please also disclose the market value of the services that Taurus provided.

Ms. Bednarowski and Ms. DeLong

July 22, 2011

We have further clarified our relationship with Taurus and the market value of the services they have provided.  See page 37.

24.

We note your disclosure regarding Arctic Eyes, LLC’s assistance with marketing efforts aimed at building the Blue Water Bar & Grill brand on various Caribbean travel websites and local radio stations as well as on local television spots and through print media outlets.  Please revise to disclose, in detail, the nature of the services that Arctic Eyes, LLC provided or disclose that Arctic Eyes has not yet provided such marketing services.  In addition, please revise to disclose the market value of such services.

We have expanded the disclosure to include additional detail about the services provided and yet-to-be provided, including the market value of said services.  See page 37.

Stock Subscription Agreement, Exhibit 10.4

25.

Please revise to delete the phrase “I may only resell my subscribed shares of Common Stock at a price of one-cent,” as this appears to be an inappropriate limitation on resale, or advise.  Please also revise to delete the first sentence of bullet point five, as “duly issued and non-assessable” is a legal conclusion.  Please also revise to delete bullet point number four, which appears to be an inappropriate shifting of risk onto the purchasers of your common stock or provide an analysis as to why this provision is appropriate.

We have revised Exhibit 10.4 accordingly.  Please see Exhibit 10.4

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Michael Hume

Michael Hume

President and Chief Executive Officer